UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) today informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that, in accordance with the decree issued on May 14, 2020 in the official Mexican gazette (Diario Oficial de la Federacion), companies dedicated to construction and mining industry activities will be able to fully resume operations on June 1, 2020, as these will be considered essential activities during the current coronavirus health emergency in Mexico. Additionally, CEMEX informs that its operations in Trinidad and Tobago and Barbados have received the approval of the Government of Trinidad and Tobago, and Barbados, respectively, to resume all operations in those countries. CEMEX shall continue operating within applicable health and safety guidelines, and applying strict hygiene and social distancing protocols across its operations and throughout its value chain designed to considerably reduce the risk of contagion derived from COVID-19 and maintain our operational resilience.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	May 14, 2020	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

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